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November 13, 2024

VIA EDGAR

Securities and Exchange
Commission Division of
Corporation Finance Office of
Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarah Sidwell
Geoffrey Kruczek

Re:	BurTech Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4 Filed on October 30, 2024
File No. 333-280889
SEC Comment Letter dated November 8, 2024

Dear Ms. Sidwell and Mr. Kruczek:

On behalf of BurTech Acquisition Corp. (“BurTech”, the “Registrant”, or the “Company”) and Blaize, Inc. (the “Co-Registrant”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 4 (including certain exhibits) (“Amendment No. 4”) to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 filed by the Registrant and Co-Registrant on October 30, 2024 (the “Registration Statement”). This letter and Amendment No. 4 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) regarding the Registration Statement contained in the Staff’s letter dated November 8, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 4 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant and Co-Registrant are shown below each comment. All references to page numbers in the responses herein are to the page numbers in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4 filed on October 30, 2024

General

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek
Securities and Exchange Commission

November 13, 2024

1.	We note the disclosures added on page 142 regarding the engagements of Jefferies and KeyBanc to serve as "strategic advisors" in connection with the business combination and that their fees are payable upon closing of the transaction . Please revise to explain in greater detail the nature of services each has rendered and will render in its engagement as "strategic advisor." File the related agreements as exhibits.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 37, 141, 175 and 176 of Amendment No. 4 in response to the comment. Further, the Company respectfully advises the Staff that the engagement letters are not required to be filed as exhibits to the registration statement pursuant to Item 601 of Regulation S-K. The letters are not underwriting agreements or agreements with a principal underwriter that would be required to be filed pursuant to Item 601(b)(1) of Regulation S-K nor are they material in the Company's view and therefore are not otherwise required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. There is nothing in the engagement letters with Jefferies and KeyBanc that are material to an understanding of the Company's business and the Company has revised the disclosure in Amendment No. 4 to include all material terms contained within each engagement letter for the benefit of investors.

Risk Factors

If we do not complete a business combination within 36-month of our initial public offering,

our securities will be suspended from trading a, page 79

2.	We note your risk factor on pg. 79 regarding the risk of delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to disclose the consequences of any such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange and any potential impact on your ability to complete an initial business combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 78 and 79 of Amendment No. 4 in response to the comment.

Material U.S. Federal Income Tax Considerations for BurTech, Holders of BurTech Class A

Common Stock and Holders of New Blaize Common Stock, page 178

3. We note that you have provided a "form of" tax opinion as exhibit 8.1. Please file the actual tax opinion, not merely the form. Additionally, we note your disclosure throughout the registration statement that "Latham & Watkins LLP intends to deliver an opinion to the effect that... the Merger should qualify as a "reorganization" within the meaning of Section 368 (a) of the Code." Please update this disclosure throughout the registration statement that Latham & Watkins is delivering a tax opinion.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 14, 43, 78 and 186 of Amendment No. 4 in response to the comment. Exhibit 8.1 has been replaced with the executed tax opinion.

Security Ownership of Certain Beneficial Owners and Management, page 303

4. We note your response to our comment 21 in our September 24, 2024 comment letter. Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 303, 304 and 307 of Amendment No. 4 in response to the comment

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of the Registrant and Co-Registrant’s disclosure and that the disclosure modifications in Amendment No. 4 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Shahal Khan (BurTech Acquisition Corp.) Dinakar Munagala (Blaize, Inc.)
Ryan Lynch (Latham & Watkins LLP)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.